Exhibit 8.1

KPMG LLP	Telephone	404 222 3000
Suite 2000	Fax	404 222 3050
303 Peachtree Street, NE
Atlanta, GA 30308-3210

October 27, 2015

Mr. Michael Kestner

Chief Financial Officer

Building Materials Holding Corporation

Two Lakeside Commons

980 Hammond Drive NE, STE 500

Atlanta, Georgia 30328

Project Stingray – Tax Opinion

Dear Mr. Kestner,

Building Materials Holding Corporation (“BMHC” or “you”) has requested the opinion of KPMG LLP (“KPMG”) regarding certain U.S. federal income tax consequences resulting from the transaction described below. Unless otherwise indicated, all “section” references in this opinion letter are to the Internal Revenue Code of 1986, as amended (the “Code”), or the regulations promulgated pursuant to the Code (“Treasury Regulations” or “Treas. Reg. §”), as the context requires.

Any advice in this opinion letter is limited to the conclusions specifically set forth herein under the heading OPINIONS. KPMG expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the transactions described herein. No inference should be drawn on any matter not specifically opined on herein.

The level of our opinion (“will”) with respect to each matter addressed is set forth in the OPINIONS part of this letter. In various other parts of this letter, for ease of understanding and as a stylistic matter, we might use language that could suggest that we reached a conclusion on an issue at a standard different from the standards set forth in the OPINIONS part of this letter. Such language should not be so construed. Our conclusions on any issue discussed in this opinion letter do not exceed the standard or standards set forth below in the OPINIONS part of this letter.

In rendering our advice, we may consider, for example, the applicable provisions of the Internal Revenue Code of 1986 and ERISA, as amended, and the relevant state and foreign statutes, the regulations thereunder, income tax treaties, and judicial and administrative interpretations, thereof. Advice relative to tax matters outside the United States is based on tax advice provided by the KPMG International member firm in the particular country and on the relevant tax authorities in that country. These authorities are subject to change or modification retroactively and/or prospectively and any such changes could affect the validity or correctness of our opinion.

KPMG LLP is a Delaware limited liability partnership, the U.S.

member firm of KPMG International Cooperative (“KPMG

International”), a Swiss entity.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

The advice is not binding on the Internal Revenue Service, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

The advice is based on the completeness and accuracy of any one or more of the facts, assumptions, and client representations on which we relied, relating to the matters to which this advice is addressed. We assume for this Opinion that (i) all facts and representations set forth herein and all documents provided to us by or on behalf of BMHC and described below (the “Documents”), are accurate, correct, and complete, (ii) the accuracy of the statements and facts concerning the Merger set forth in the Merger Agreement, including the representations therein made by BMHC and SBSH, (iii) that any representations and assumptions made in such agreement that are qualified by knowledge or qualifications of like import are accurate without such qualification, and (iv) that all documents have been or will be properly executed, timely filed, and legally enforceable. Any differences or inaccuracies in the facts, representations, or assumptions described herein could adversely affect our analysis in the Opinion. We have not independently audited or otherwise verified any of the facts, representations, or assumptions.

We have not reviewed all of the legal documents necessary to effectuate the steps to be undertaken (such as, for example, certificates of merger), and we assume that all steps will be effectuated under state and Federal law and will be consistent with the legal documentation, the description of the Merger as set forth in the above-noted documentation, and the FACTS AND ASSUMPTIONS and the STATEMENT OF REPRESENTATIONS as provided herein.

Unless separately agreed in writing, we will not update our advice for subsequent changes or modifications to the law, regulations, or to the judicial and administrative interpretations thereof, nor to take into account your correcting, updating, or providing new or additional facts or information you supplied or any assumptions on which we relied in preparing our advice.

TAX MATTERS REGARDING THE MERGER ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF SUCH TRANSACTION TO ANY PARTICULAR BMHC SHAREHOLDER WILL DEPEND ON THAT BMHC SHAREHOLDER’S PARTICULAR SITUATION. BMHC SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS TO THEM.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

This discussion addresses only such BMHC shareholders who hold their BMHC Common Stock (as defined below) as a capital asset and does not address all of the United States federal income tax consequences that may be relevant to particular BMHC shareholders in light of their particular circumstances or to BMHC shareholders who are subject to special rules, such as, without limitation:

•	mutual funds, banks, thrifts or other financial institutions;

•	partnerships and their partners, subchapter S corporations and their shareholders or other pass-through entities and their members;

•	regulated investments companies, real estate investment trusts, or cooperatives;

•	tax-exempt organizations or pension funds;

•	insurance companies;

•	brokers or dealers in securities or currencies;

•	traders in securities or currencies who elect to apply a mark-to-market method of accounting;

•	foreign holders or U.S. expatriates;

•	persons who hold their shares as part of a hedge, appreciated financial position, straddle, wash sale, synthetic security, constructive sale, conversion transaction or other integrated investment;

•	holders of restricted stock;

•	holders whose functional currency is not the U.S. dollar;

•	holders who acquired their shares through a benefit plan or a tax-qualified retirement plan or through the exercise of employee stock options or similar derivative securities or otherwise as compensation,; and

•	holders of any employee stock options.

FACTS AND ASSUMPTIONS

1. BMHC Background

BMHC is a Delaware corporation and common parent of a US federal consolidated group of corporations. BMHC and its subsidiaries are leading providers of residential building products and construction services to professional builders and contractors primarily in the western United States. BMHC distributes lumber and other building materials, including millwork and trusses. In conjunction with these offerings, BMHC also provides targeted construction services, which include framing, insulation, stucco installation and other specialty installation offerings, as well as the manufacture of customized truss offerings, which include roof and floor trusses. BMHC serves its

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

customers through an integrated network of 38 lumber yards, 18 truss manufacturing facilities, 23 millwork operations and 8 showroom and design centers strategically located in attractive markets in the western and southeastern United States and Texas. In 2014 BMHC generated sales of $1.311 billion and earnings before interest, taxes, depreciation, and amortization of $77.3 million.

The authorized capital stock of BMHC consists of 200,000,000 shares of common stock (the “BMHC Common Stock”).1 At the close of business on June 1, 2015, (i) 74,742,106 shares of BMHC Common Stock were issued and outstanding, (ii) 847,768 shares of BMHC Common Stock were issuable upon vesting and settlement of outstanding time-vesting restricted stock units and 300,500 shares of BMHC Common Stock were issuable upon vesting and settlement of outstanding performance-vesting restricted stock units (assuming achievement of applicable performance goals at maximum) (collectively, the “BMHC Restricted Stock Units”), (iii) 786,666 shares of BMHC Common Stock were held by BMHC as treasury stock, and (v) 1,710,844 shares of BMHC Common Stock were reserved and available for issuance pursuant to the BMHC employee stock plan (the “BMHC Stock Plan”).2

2. SBSH Background

Stock Building Supply Holdings, Inc. (“SBSH”) is a Delaware corporation and common parent of a US federal consolidated group of corporations. SBSH and its subsidiaries are diversified lumber and building materials distributors and solutions providers that sell primarily to new construction and remodeling contractors. SBSH’s primary products are lumber & lumber sheet goods, millwork, doors, flooring, windows, structural components, such as engineered wood products, trusses, wall panels and other exterior products. Additionally, SBSH provides solution-based services to customers, including design, product specification and installation management services. SBSH has operations located in 21 metropolitan areas across 14 states primarily in the South and West regions of the United States.

The authorized capital stock of SBSH consists of 300,000,000 shares of common stock (“SBSH Common Stock”) and 50,000,000 shares of preferred stock.3 At the close of business on June 1, 2015, (i) 26,189,178 shares of SBSH Common Stock were issued and outstanding, (ii) no shares of preferred stock were issued and outstanding, (iii) no shares of SBSH Common Stock were held by SBSH as treasury stock or by any SBSH subsidiary, (iv) 83,940 shares of restricted stock were issued and outstanding, (v) 5,000 shares of SBSH Common Stock were issuable upon vesting and settlement of outstanding restricted stock units (“SBSH Restricted Stock Units”), (vi) 793,209 options with respect to SBSH Common Stock (“SBSH Stock Options”) were issued and outstanding under the company’s employee stock plan (the “SBSH Stock Plan”) and 211,803 SBSH Stock Options were issued and outstanding prior to the adoption of the SBSH Stock Plan that remain outstanding, and (vii) 892,456 shares of SBSH Common Stock were reserved and available for issuance pursuant to the SBSH Stock Plan.4 The outstanding SBSH Common Stock trades publicly on the NASDAQ stock exchange.

[1]	Agreement and Plan of Merger between BMHC and SBSH § 4.03.
[2]	Id.
[3]	Id. at § 3.03.
[4]	Id.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

3. Merger Transaction

On June 2, 2015, BMHC and SBSH entered into an Agreement and Plan of Merger (the “Merger Agreement”), which provides that, as soon as practicable after the signing of the agreement (the “Effective Time”), BMHC and SBSH will file a certificate of merger with Secretary of State of the State of Delaware pursuant to which BMHC will merge with and into SBSH and cease to exist as a corporate entity (the “Merger”).5 Under the Merger Agreement, all BMHC Common Stock will, as of the Effective Time, be converted into 0.5231 (the “Conversion Ratio”) fully paid and non-assessable shares of SBSH Common Stock (the “Merger Consideration”).6 As a result of the Merger, the common shareholders of BMHC will, immediately after the transaction, hold greater than fifty (50) percent of the total outstanding SBSH Common Stock. The Merger Agreement provides that it is intended to be adopted as a “plan of reorganization” for purposes of sections 354 and 361 of the Code.7

The Merger Agreement is subject to approval by the shareholders of BMHC under Delaware state law.8 However, certain major shareholders of BMHC have, concurrent with the adoption of the Merger Agreement, executed voting and support agreements in favor of the transaction.9 Under the Merger Agreement, the BMHC Common Stock held by any shareholder who has elected to exercise dissenter’s rights under Delaware state law will not be converted into SBSH Common Stock, but rather shall become the right to receive payment of the fair value of such shares, as determined under appraisal procedures pursuant to Delaware law.10 Such shares shall be canceled and cease to exist as of the Effective Time.11 Any BMHC stock held by BMHC in its treasury will also be canceled as of the Effective Time.12

The Merger Agreement also provides that, to the extent the application of the Conversion Ratio would result in a BMHC common shareholder receiving fractional SBSH shares, such shareholder will be paid an amount of cash in lieu of the issuance of such fractional shares determined based upon the last reported sale price of the SBSH common stock on the NASDAQ exchange on the last complete trading day prior to the Effective Date.13

[5]	Id. at § 1.01.
[6]	Id. at § 2.02(b), (c).
[7]	Id. at Recitals.
[8]	Id. at § 4.04.
[9]	Id. at Exhibit A-2.
[10]	Id. at § 2.01(d) .
[11]	Id.
[12]	Id.
[13]	Id. at § 2.02(f) .

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

With respect to outstanding BMHC Restricted Stock Units, the Merger Agreement provides that, as of the Effective Time, any performance condition to the vesting of any BMHC Restricted Stock Unit will be deemed to be satisfied and all BMHC Restricted Stock Units will be converted into a restricted stock unit award with respect to SBSH common stock (on the same terms and conditions, other than any performance related conditions) based upon the Conversion Ratio, rounded up to the nearest whole share.14 As of the Effective Time, SBSH will assume all obligations of BMHC under the BMHC Stock Plans and BMHC Restricted Stock Units.15

STATEMENT OF REPRESENTATIONS

In connection with this opinion letter, you have provided to us a Representation Letter dated October 27, 2015. In that letter, you made the following representations to us and have affirmed the accuracy, completeness, and reasonableness of these representations at all times relevant to the Merger described in this opinion letter. We have not independently verified the representations detailed below. However, you have authorized us to rely on these representations in rendering the opinions contained in this letter.

1.	All of the facts and assumptions set forth or referred to in this memorandum, including facts, representations and covenants relating to the Merger that are set forth in the Merger Agreement, as amended or supplemented through the date hereof are true, correct and complete in all material respects to the extent that such facts, representations and covenants relate to BMHC and SBSH. To the knowledge of SBSH and BMHC, the Merger will be consummated in compliance with the Merger Agreement and in accordance with applicable state corporation laws.

2.	The fair market value of SBSH Common Stock and other consideration, if any, received by each shareholder of BMHC will be approximately equal to the fair market value of BMHC Common Stock surrendered in the exchange.

3.	The Merger will be undertaken for a valid corporate business purpose, including expanding BMHC’s presence in 14 states across the continental U.S., growing its customer base and increasing its revenue. The Merger does not have as a principal purpose the avoidance of US federal income taxation.

4.	The Merger will be effected pursuant to the laws of Delaware and will qualify as a statutory merger under Delaware law. Pursuant to the plan of merger, and by operation of Delaware law, the following will occur simultaneously at the Effective Time of the Merger: (i) all of the assets and liabilities of BMHC will become the assets and liabilities of SBSH, and (ii) BMHC will cease its separate legal existences for all purposes.

[14]	Id. at § 6.05(a) .
[15]	Id. at § 6.05(b) .

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

5.	The Merger Agreement represents the full and complete agreement among SBSH and BMHC regarding the Merger and there are no other written or oral agreements regarding the Merger, except as otherwise described herein.

6.	As of the Effective Time, the Merger Agreement will be a legal contract enforceable under Delaware law against BMHC and SBSH, and shall remain legally binding from such date through the completion of the Merger. With regards to the legally binding nature of the Merger Agreement, there may remain to be satisfied or negotiated, as the case may be, only (i) conditions outside the control of BMHC or SBSH (e.g., shareholder votes and regulatory approval), (ii) insubstantial terms, or (iii) customary conditions, all within the meaning of Treas. Reg. section 1.368-1(e)(2)(ii).

7.	Unless otherwise required by a “determination” (as defined in Code section 1313(a)(1)) or by applicable state, local, or foreign tax law (and then only to the extent required by such applicable state, local, or foreign tax law), neither BMHC nor SBSH will take any position in any tax or other governmental filing, nor has BMHC or SBSH taken or agreed to take any action, failed to take any action, or known of any fact, agreement, plan or other circumstance, that is inconsistent with the treatment of each step of the Merger as a “reorganization” within the meaning of section 368(a).

8.	BMHC and SBSH will comply with all reporting and notice requirements that apply to the Merger under the Code and regulations, including, without limitation, the filings or notices required under Treas. Reg. section 1.368-3 (relating to records and filing requirements for reorganizations).

9.	Both BMHC and SBSH are properly treated as a Subchapter C corporations for US federal income tax purposes.

10.	Neither BMHC nor SBSH (nor any of their subsidiaries) is, or has been at any time during the five year period ending on the Effective Time, a United States real property holding corporation (within the meaning of Section 897(c)(2)).

11.	Neither BMHC nor SBSH (nor any of their subsidiaries, including any predecessor corporation(s)) has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A)) in a distribution of stock qualifying for or intended to qualify for tax-free treatment under Section 355(c) in the two years prior to the Effective Time or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of section 355(e)(2)(ii)) in connection with the Merger.

12.	BMHC and SBSH each has paid and will pay its respective expenses, if any, incurred in connection with the Merger.

13.	Each outstanding debt obligation of BMHC and SBSH has been and will be respected as debt for U.S. federal income tax purposes.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

14.	There is no inter-corporate debt existing between BMHC and SBSH.

15.	The liabilities of BMHC assumed (within the meaning of section 357(d)) by SBSH in the Merger, and any liabilities to which the assets of BMHC are subject, were incurred by BMHC in the ordinary course of business and are associated with the assets transferred.

16.	Following the Merger, SBSH will continue the historic business of BMHC or use a significant portion of BMHC’s historic business assets in a business, either directly or through one or more members of SBSH’s qualified group (within the meaning of regulations section 1.368-1(d)(4)(ii)).

17.	SBSH has no plan or intention to sell or otherwise dispose of any of the assets acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) or in regulations section 1.368-2(k).

18.	Under the Merger Agreement all of the Merger Consideration received by BMHC shareholders will consist solely of SBSH common stock, except with respect to certain shareholders who may exercise dissenters rights under state law, as well as certain amounts of cash issued in lieu of the issuance of fractional shares.

19.	The SBSH Common Stock issued as consideration in the Merger will not be nonqualified preferred stock within the meaning of Section 351(g).

20.	No BMHC shareholder will surrender section 306 stock in the Merger.[16]

21.	None of the compensation received by any shareholder-employees of BMHC will be separate consideration for, or allocable to, any of their shares of BMHC Common Stock; none of the shares of SBSH Common Stock received by any shareholder-employee of BMHC will be separate consideration for, or allocable to, any employment agreement and the compensation paid to any shareholder-employees of BMHC will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services.

22.	The distribution of cash proceeds to BMHC shareholders in lieu of fractional shares of SBSH will be made solely for the purpose of avoiding the expense and inconvenience to SBSH of issuing fractional shares and does not represent separately bargained for consideration. The total cash consideration that SBSH will pay in the transaction to BMHC shareholders instead of issuing fractional shares will not exceed five percent of the total Merger Consideration. The fractional share interests of each BMHC shareholder will be aggregated, and no BMHC shareholder will receive cash in an amount equal to or greater than the value of one full share of SBSH Common Stock.

23.	There is no plan or intention for SBSH, or any person related (as defined in Treas. Reg. section 1.368-1(e)(4)) to SBSH, to redeem or otherwise acquire SBSH stock furnished in exchange for a proprietary interest in BMHC in the Merger, either directly or through any transaction, agreement, or arrangement with any other person.

[16]	As defined in section 306(c) of the Code.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

24.	BMHC has not, either directly or through any transaction, agreement, or arrangement with any other person, made any redemptions of its stock or otherwise acquired BMHC stock from its shareholders in connection with or in contemplation of the Merger, or during the period following the first date on which negotiations or discussions regarding the Merger began, nor has it made any other distributions with respect to its stock during such time (other than ordinary, normal, regular, dividend distributions made pursuant to such corporation’s historic dividend-paying practice).

25.	The total value of the non-SBSH Common Stock consideration to be paid to dissenting shareholders, if any, will not exceed 50% of the total consideration to be paid to BMHC shareholders in connection with the Merger.

26.	No two parties to the Merger will be investment companies as defined in section 368(a)(2)(F)(iii) and (iv) at the time of the Merger.

27.	Neither BMHC nor SBSH will be under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) the time of the Merger.

28.	The total fair market value of the assets transferred to SBSH in the Merger Transaction will exceed the sum of (i) the amount of any liabilities assumed (within the meaning of section 357(d)) by SBSH in connection with such Merger and (ii) the amount of any liabilities owed to SBSH by BMHC that were discharged or extinguished in connection with such Merger.

29.	Immediately after the Merger will be effective, the fair market value of the assets of SBSH will exceed the amount of its liabilities (including the liabilities of any disregarded entities), whether indebtedness or other forms of obligations, including contingent obligations.

30.	At the time the Merger will be effective, the aggregate fair market value of the assets to be transferred by BMHC to SBSH will equal or exceed the aggregate adjusted basis of such assets.

31.	All transactions undertaken contemporaneously with, in anticipation of, in conjunction with, and related to the Mergers in a legal or practical sense have been fully disclosed. All documents necessary or helpful to carry out the Merger have been provided to KPMG for review. There are and will not be any side letters, undocumented agreements, arrangements, or understandings that modify or alter the effect of those documents or that create any additional obligations of or rights in any person.

32.	BMHC and SBSH permit KPMG to assume that any representations and assumptions made herein that are qualified by knowledge or qualifications of like import are accurate without such qualification.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

ISSUES

1.	Whether the Merger will qualify as a reorganization described in section 368(a)(1)(A)?

2.	What US federal income tax consequences will result to BMHC and SBSH?

3.	What US federal income tax consequences will result to the BMHC shareholders?

OPINIONS

Based upon (i) the facts, representations, and assumptions set forth above, (ii) our examination of the agreements and documents provided to us by or on behalf of BMHC, and (iii) the analysis set forth below, the U.S. federal income tax consequences described below will prevail (i.e., there is a 95-percent or greater likelihood that those consequences will prevail) if challenged by the Internal Revenue Service:

1.	The Merger will qualify as a reorganization described in section 368(a)(1)(A).

a.	BMHC and SBSH will each be a party to that reorganization within the meaning of section 368(b).

2.	BMHC will recognize no gain or loss on the assets transferred to SBSH pursuant to the merger, and SBSH will recognize no gain or loss on the receipt of such property in exchange for its stock.[17]

a.	SBSH will take a basis in the assets received equal to the basis that BMHC had in such assets immediately prior to the transaction, and its holding period in such assets will include the period in which BMHC held the assets.[18]

b.	The BMHC federal consolidated group will continue, as will the taxable year of BMHC and the members of the BMHC consolidated group immediately before the merger. [19] The consolidated group of SBSH will cease to exist as of the date of the Merger and the taxable year of SBSH and its consolidated group members will end on such date.[20] SBSH will become the new parent of the continuing consolidated group and will be required to adopt the taxable year of BMHC.[21]

[17]	Sections 1032, 361(a) and 361(c).
[18]	Sections 362(b), 1223(2).
[19]	Treas. Reg. § 1.1503 -75(d)(3)(i), (v).
[20]	Id.
[21]	Treas. Reg. § 1.1503 -75(d)(3)(i).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

c.	SBSH, as the new parent of the continuing BMHC consolidated group, will succeed to the tax attributes of BMHC described in section 381(c), subject to the limitations specified in Sections 381, 382, 383, and 384.[22] However, the provisions of section 381, as well as limitations under sections 381, 382, 383, 384, and the consolidated return separate return limitation year provisions, will be applied as if BMHC were the acquiring corporation and SBSH were the acquired corporation.[23]

3.	A BMHC shareholder will not recognize gain or loss as a result of the Merger to the extent that BMHC Common Stock is exchanged solely for SBSH Common Stock.[24]

a.	A BMHC shareholder will treat the receipt of cash for a fractional share interest in SBSH Common Stock as if such shareholder first received the fractional share interest in the Merger and then received cash for such fractional share interest in a redemption occurring after and separate from the Merger.[25] Provided that the redemption of such fractional share interest is not essentially equivalent to a dividend paid to the respective BMHC shareholder, the BMHC shareholder will recognize gain or loss on the receipt of such cash equal to the difference between the amount of cash and that shareholder’s tax basis in the fractional share interest.[26]

b.	A BMHC shareholder who surrenders shares of BMHC Common Stock (through the exercise of dissenters’ rights or otherwise) and receives solely cash therefor will recognize gain or loss on the shares surrendered equal to the difference between the fair market value of the cash received for such shares and such shareholder’s tax basis in such shares.[27]

c.	A BMHC shareholder will take a basis in the SBSH shares received in the Merger equal to the basis in the BMHC shares immediate prior to the merger.[28] The BMHC shareholder’s holding period in the SBSH shares received will include the holding period in their BMHC shares surrendered therefor.[29]

[22]	Section 381(a).
[23]	Treas. Reg. §§ 1.1503-75(d)(3)(v)(b), -1(f)(3).
[24]	Section 354(a).
[25]	Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574.
[26]	Rev. Rul. 66-365, 1966-2 C.B. 116.
[27]	Section 1001.
[28]	Section 358(a)(1).
[29]	Section 1223(1).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

ANALYSIS AND DISCUSSION

1. Qualification as a Reorganization under Section 368(a)(1)(A)

Generally, no gain or loss is recognized by a corporation on a transfer of assets to another corporation in exchange for stock or securities of such transferee corporation if such exchange is pursuant to a “plan of reorganization,” as defined in section 368(a), and the transferee corporation is a party to the reorganization.30 Likewise, no gain or loss is recognized by the transferee corporation on the receipt of such property in exchange for its stock.31 The term “reorganization” is defined by section 368(a) to include several types of transactions, including a “statutory merger or consolidation” (an “A reorganization”).32 In addition to meeting the statutory definition, a transaction must also satisfy certain other requirements to qualify as an A reorganization, including the business purpose, continuity of business enterprise, and continuity of interest requirements, as discussed further below.

a.	Statutory Merger or Consolidation

Section 368(a)(1)(A) provides that a non-taxable “reorganization” includes a “statutory merger or consolidation.”

Treas. Reg. section 1.368-2(b)(1)(ii) defines a “statutory merger or consolidation” as:

a transaction effected pursuant to the statute or statutes necessary to effect the merger or consolidation, in which transaction, as a result of the operation of such statute or statutes, the following events occur simultaneously at the effective time of the transaction –

(A) All of the assets (other than those distributed in the transaction) and liabilities (except to the extent such liabilities are satisfied or discharged in the transaction or are nonrecourse liabilities to which assets distributed in the transaction are subject) of . . . a transferor . . . become the assets and liabilities of . . . the transferee . . . and

(B) The . . . transferor . . . ceases its separate legal existence for all purposes.

In the present case, the Merger Agreement provides that the parties will cause to be filed a certificate of merger under Delaware state law, which will cause the assets and liabilities of BMHC to become the assets of liabilities of SBSH, and BMHC to cease its separate legal existence. As such, the Merger will constitute a “statutory merger or consolidation” within the meaning of section 368(a)(1)(A).

b.	Plan of Reorganization

A transaction will qualify as a reorganization only if it is made pursuant to a plan of reorganization contemplating the bona fide execution of one of the transactions specifically described in section 368(a) and the bona fide consummation of each of the requisite acts under which nonrecognition of gain is claimed. 33 A plan of reorganization need not be in writing if the substance of the transaction is that of a reorganization. 34 The regulations explain that the purpose of the requirement of a plan of reorganization is to ensure that tax-free treatment applies only to exchanges and distributions that are directly a part of the transaction specifically described as a reorganization.35

[30]	Section 361(a).
[31]	Section 1032(a).
[32]	Section 368(a)(1)(A).
[33]	Treas. Reg. § 1.368-1(c).
[34]	See, e.g., Smothers v. United States, 642 F.2d 894 (5th Cir. 1981).
[35]	Treas. Reg. § 1.368 -2(g).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

In the present case, the Merger Agreement specifically states that it is intended to constitute a plan of reorganization, and, as noted above, contemplates the execution of transactions that would constitute a statutory merger. As such, the plan of reorganization requirement will be satisfied.

c.	Business Purpose

A reorganization must be undertaken for “reasons germane to the continuance of the business of a corporation a party to the reorganization” that “are required by business exigencies.”36 While the regulations specify that the required business purpose must be a purpose of a party to the reorganization (i.e., the acquiring corporation or the target corporation), the courts have found that this requirement was satisfied in transactions undertaken for shareholder business purposes when those purposes were also consistent with satisfying corporate objectives.37

In the present case, you have represented that the Merger is being undertaken for a valid business purpose, including expanding BMHC’s presence in 14 states across the continental U.S., growing its customer base and increasing its revenue. You have further represented that the Merger does not have its principal purpose the avoidance of federal income tax.38 As such, the business purpose requirement will be satisfied.

d.	Continuity of Business Enterprise

Treas. Reg. section 1.368-1(b) provides that an exchange qualifies as a reorganization only if it meets the “continuity of business enterprise” (“COBE”) requirement. COBE is present if the acquiring corporation either continues the target corporation’s historic business or uses a significant portion of the target corporation’s historic business assets in a business, either directly or through one or more members of the acquiring corporation’s “qualified group.”39 For these purposes, a “qualified group” is one or more chains of corporations connected through stock ownership with the acquiring corporation, but only if (i) the acquiring corporation owns directly stock meeting the requirements of section 368(c) in at least one other corporation and (ii) stock meeting the requirements of section 368(c) in each of the corporations (except the acquiring corporation) is owned directly (or indirectly as provided in Treas. Reg. section 1.368-1(d)(4)(iii)(D)) by one or more of the other corporations.40 Furthermore, each partner in a partnership will be treated as owning the target’s business assets used in a business of the partnership in accordance with that partner’s interest in the partnership.41 The acquiring corporation will be treated as conducting a business of a partnership if either:

[36]	Treas. Reg. §§ 1.368-2(g), -1(b); see also Gregory v. Helvering, 293 U.S. 465, 469 (1935).
[37]	See, e.g., Lewis v. Comm’r, 176 F.2d 646, 650 (1st Cir. 1949) (for purposes of the business purpose requirement, the distinction between a corporate business purpose and a shareholder business purpose is unrealistic, particularly in the context of a closely held corporation).
[38]	Representation 2.
[39]	Treas. Reg. § 1.368-1(d).
[40]	Id. at (d)(4)(ii).
[41]	Id. at (d)(4)(iii)(A).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

(1) Members of the qualified group, in the aggregate, own an interest in the partnership representing a significant interest in that partnership business; or

(2) One or more members of the qualified group have active and substantial management functions as a partner with respect to that partnership business.42

A corporation’s historic business assets are the assets used in its historic business and may include stock and intangible operating assets.43 In general, the determination as to the portion of a corporation’s assets considered “significant” is based on the relative importance of the assets to the operation of the business.44 However, the regulations note that all other facts and circumstances, such as the net FMV of those assets, will also be considered.45

You have represented that, following the Merger, SBSH or members of its qualified group will continue the historical business of or use in a business a significant portion of the historical business assets of BMHC.46 You have also represented that SBSH has no plan to dispose of any such assets, except for dispositions made in the ordinary course of business or transfers described in section 368(a)(2)(C) or in Treas. Reg. section 1.368-2(k).47 Accordingly, the Merger will satisfy the COBE requirement.

e.	Continuity of Interest

Treas. Reg. section 1.368-1(b) also imposes a “continuity of interest” (“COI”) requirement. The COI requirement generally requires that a substantial part of the value of the proprietary interest in the target corporation is preserved.48 The purpose of the COI requirement is to prevent transactions that resemble sales from qualifying for reorganization treatment.49 To the extent that a person who was a direct or indirect owner of the target corporation prior to the reorganization maintains an equity interest in the acquiring corporation, authority suggests that the proprietary interest should be treated as preserved.50 While the required proprietary interest that must be preserved has varied somewhat under case law, the Service’s published guidelines for issuing private letter rulings require that 50 percent of the value of the target corporation’s stock or assets must be exchanged for stock in the acquiring corporation.51 An example in recently issued regulations indicates that 40 percent is sufficient.52

[42]	Id. at (d)(4)(iii)(B).
[43]	Id. at (d)(3)(ii).
[44]	Id. at (d)(3)(iii).
[45]	Id.
[46]	Representation 9.
[47]	Representation 10.
[48]	Treas. Reg. § 1.368-1(e).
[49]	Treas. Reg. § 1.368-1(e)(1).
[50]	Treas. Reg. § 1.368-1(e)(6)(Ex. 8); Rev. Rul. 84-30, 1984-1 C.B. 114, obs., Rev. Rul. 2003-99, 2003-2 C.B. 388.
[51]	Rev. Proc. 77-37, 1977-2 C.B. 568 (various parts of this revenue procedure have been superseded, amplified, and modified).
[52]	Treas. Reg. § 1.368-1(e)(2)(v)(Ex. 1); see also, e.g., I.R.S. P.L.R. 200802009 (Oct. 5, 2007) (taxpayer represented to 40 percent continuity); I.R.S. P.L.R. 200736015 (June 5, 2007) (same); I.R.S. P.L.R. 200712018 (Dec. 26, 2006) (same); I.R.S. P.L.R. 200610007 (Dec. 1, 2005) (same).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

In general, the COI requirement is not satisfied if shares of either the target or the acquiring corporation are sold to a “related person” with respect to the acquiring corporation or redeemed before or after the reorganization.53 However, to the extent that a related person who was a direct or indirect owner of the target corporation prior to the reorganization maintains an equity interest in the acquiring corporation, the COI requirement will be satisfied.54 For this purpose, two corporations are related if: (i) the corporations are members of the same affiliated group as defined in section 1504, or (ii) a purchase of stock of one corporation by the other corporation would be treated as a redemption of the stock of the first corporation under section 304(a)(2) (without regard to regulations section 1.1502-80(b)).55 Additionally, a proprietary interest in the target corporation is not preserved to the extent that consideration received prior to a potential reorganization, such as in a redemption or distribution with respect to stock of the target corporation, is treated as “boot”56 received in the exchange.57

Certain contingencies present in merger transactions may also affect the proprietary interest in the acquiring corporation ultimately retained by target shareholders. However, Treas. Reg. section 1.368(e)(1)(ii) generally provides that, in measuring COI, the value of the proprietary interests retained is determined on the last business day before the first date that the contract governing the transaction is binding, provided that the contract provides for “fixed consideration.” For this purpose, a “binding contract” is an instrument that is enforceable under applicable law against the parties. The presence of a condition outside of the control of the parties (such as regulatory agency approval), or the fact that insubstantial terms remain to be negotiated, will not prevent an instrument from being binding.

[53]	Treas. Reg. § 1.368-1(e).
[54]	Id. at (e)(3); Rev. Rul. 84-30 (continuity of interest requirement is satisfied where the stock of the acquiring corporation given in exchange for the target corporation is distributed by the parent of the target corporation to its sole shareholder).
[55]	Treas. Reg. § 1.368-1(e)(4). For purposes of applying the continuity of interest provisions of Treas. Reg. § 1.368-1(e), each partner of a partnership will be treated as owning or acquiring any stock owned or acquired, as the case may be, by the partnership in accordance with the partner’s interest in the partnership. Treas. Reg. § 1.368-1(e)(5). If the partnership is treated as acquiring any stock by reason of the application of the rule outlined in the previous sentence, the partner will also be considered to furnish its share of any consideration furnished by the partnership to acquire the stock in accordance with that partner’s interest in the partnership.
[56]	Any property other than stock permitted to be received under section 361(a) without the recognition of gain.
[57]	Id. at (e)(1)(ii).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

A contract is treated a providing for “fixed consideration” if it provides for “the number of shares of each class of stock of the issuing corporation, the amount of money, and the other property (identified either by value or by specific description), if any, to be exchanged for all the proprietary interests in the target corporation, or to be exchanged for each proprietary interest in the target corporation.”58 However, the fact that a contract provides for the payment of cash in lieu of fractional shares will not prevent the contract from being treated as providing for “fixed consideration.”59 Similarly, the possibility of the exercise of dissenters’ rights under state law whereby some shareholders may receive consideration other than that provided for in the binding contract will not prevent its treatment as providing for “fixed consideration.”60

In the present case, by the terms of the Merger Agreement and as represented by you, the existing shareholders will, ignoring the possibility of the non-conversion of any BMHC Common Stock due to the exercise of dissenters rights and cash issued in lieu of fractional shares, receive solely SBSH Common Stock as consideration in the merger. Further, you have represented that there is no plan or intention for SBSH, or any person related (as defined in Treas. Reg. section 1.368-1(e)(4)) to SBSH, to redeem or otherwise acquire SBSH Common Stock furnished in exchange for a proprietary interest in BMHC in the Merger, either directly or through any transaction, agreement, or arrangement with any other person. You have also represented that BMHC has not, either directly or through any transaction, agreement, or arrangement with any other person, made any redemptions of stock or otherwise acquired stock from its shareholders in connection with or in contemplation of the Merger, or during the period following the first date on which negotiations or discussions regarding the Merger began. Finally, you have represented that BMHC has not made, and does not intend to make, any other distributions with respect to its stock during such time (other than ordinary, normal, regular, dividend distributions made pursuant to such corporation’s historic dividend-paying practice). As such, the Merger will satisfy the COI requirement.

f.	Investment Company Limitation

Treatment as a tax-free reorganization may be denied to the extent that two or more parties to the reorganization are “investment companies” immediately before the transaction.61 The term “investment company” generally means a regulated investment company, a real estate investment trust, or a corporation 50 percent or more of the value of whose total assets are stock and securities and 80 percent or more of the value of whose total assets are assets held for investment. In making the 50-percent and 80-percent determinations under the preceding sentence, stock and securities in any subsidiary corporation shall be disregarded and the parent corporation shall be deemed to own its ratable share of the subsidiary’s assets. A corporation shall be considered a subsidiary if the parent owns 50 percent or more of the combined voting power of all classes of stock entitled to vote, or 50

[58]	Treas. Reg. § 1.368-1(e)(2)(iii).
[59]	Treas. Reg. § 1.368-1(e)(2)(iii)(G).
[60]	Treas. Reg. § 1.368-1(e)(2)(iii)(F).
[61]	Section 368(a)(2)(F)(i).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

percent or more of the total value of shares of all classes of stock outstanding. In determining total assets for purposes of this requirement, cash and cash items (including receivables), government securities, and assets acquired (through incurring indebtedness or otherwise) for the purposes of ceasing to be an investment company are excluded.62

You have represented that neither BMHC nor SBSH will be investment companies at the time of the Merger;63 thus, the prohibition on investment company reorganizations will not apply to the Mergers.

g.	Exchange of Net Value

Proposed regulations issued on March 10, 2005, provide guidance regarding reorganizations involving insolvent corporations.64 These proposed regulations generally require an exchange of net value in a reorganization described under section 368(a). The proposed regulations, if enacted as proposed, would require that there be both a surrender (by the target corporation) and a receipt (by target’s shareholder from the acquiring corporation) of net value in a reorganization. For a surrender of net value to occur, the FMV of the property transferred by the target corporation to the acquiring corporation must exceed the sum of the amount of liabilities of the target corporation that are assumed by the acquiring corporation and any liabilities extinguished in connection with the exchange and any boot received by the target corporation in connection with the exchange. For a receipt of net value to occur, the FMV of the assets of the issuing corporation must exceed the amount of its liabilities immediately after the exchange.

In the present case, you have represented that, immediately after the Merger will be effective, the fair market value of the assets of SBSH will exceed the amount of its liabilities (including the liabilities of any disregarded entities), whether indebtedness or other forms of obligations, including contingent obligations.65 You have also represented that, at the time the Merger will be effective, the aggregate fair market value of the assets to be transferred by BMHC to SBHC will equal or exceed the aggregate adjusted basis of such assets.66 As such, if the exchange of net value requirements as currently proposed apply to the Mergers, such requirements will be satisfied.

2.	Consequences to BMHC and SBSH

a.	Recognition of Gain or Loss

i.	BMHC

If a corporation is a party to a reorganization and exchanges property, in pursuance of the plan of reorganization, solely for stock or securities in another corporation which is a party to the

[62]	Id. at (a)(2)(F)(iii)-(iv).
[63]	Representation 15.
[64]	Prop. Treas. Reg. § 1.368-1(b)(1), (f), 70 Fed. Reg. 11903.
[65]	Representation 18.
[66]	Representation 19.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

reorganization, no gain or loss will generally be recognized by the transferor corporation. 67 To the extent that property other than stock or securities is received as consideration by the transferor corporation, gain or loss may be recognized to the extent that such other property is not distributed to its shareholders.68 In the context of a reorganization described in section 368(a)(1)(A), the assumption by the acquiring corporation of the liabilities of the target corporation is treated as the receipt by the target corporation of “other property” only to the extent that the assumption of such liabilities had as a principal purpose the avoidance of federal income taxation or does not have a bona fide business purpose.69

As the Merger of BMHC with and into SBHC should constitute a reorganization described in section 368(a)(1)(A), no gain or loss will be recognized by BMHC on the transfer of its assets except to the extent that it receives consideration other than stock or securities. In the present case, no such direct consideration will be received by BMHC directly, as all of the consideration that it is deemed to receive in connection with the Merger will be transferred directly to its shareholders. Further, you have represented that there is a valid business purpose for the transaction, that the transaction does not have as a principal purpose the avoidance of federal income taxation, and that any liabilities of BMHC assumed by SBSH in the Merger, including any liabilities to which the assets of BMHC are subject, were incurred by BMHC in the ordinary course of business and are associated with the assets transferred. As such, any assumption of liabilities will not be treated as the receipt by BMHC of other property. Thus, no gain or loss will be recognized by BMHC as a result of the Merger.

ii.	SBSH

A corporation does not recognize gain on the receipt of property in exchange for its stock.70 As such, SBSH will not recognize gain or loss due to the issuance of its stock in the Merger.

b.	Basis and Holding Period

A corporation which acquires property in connection with a reorganization takes a basis in the property received equal to the basis of the property in the hands of the transferor immediately prior to the transfer, increased by the amount of any gain recognized to the transferor on such transfer.71 In addition, to the extent that a corporation acquires property and takes a basis in such property equal to the basis of transferor in such property, the corporation’s holding period with respect to such property will include the holding period of the transferor.72

[67]	Section 361(a).
[68]	Section 361(b).
[69]	Treas. Reg. § 1.357(b) . Section 357(c), which triggers capital gain in the case of the assumption of certain liabilities in excess of basis, applies only to section 351 transactions and certain reorganizations described in section 368(a)(1)(D).
[70]	Section 1032(a).
[71]	Section 362(b).
[72]	Section 1223(2).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

As such, SBSH will take a basis in the assets received in the Merger equal to BMHC’s basis in such assets immediately prior to the merger, and its holding period will include the period in which such property was held by BMHC.

c.	Effect on Consolidated Group and Taxable Year

Where a corporation acquires substantially all of the assets of another corporation in exchange for its stock and the stockholders of the acquired (i.e. BMHC) corporation own, immediately after the transaction, more than fifty (50) percent of the fair market value of the stock of the acquiring corporation (i.e. SBSH), then the transaction will be subject to the “reverse acquisition” provisions under the consolidated return regulations.73 Where they apply, the reverse acquisition provisions generally treat the consolidated group of the acquiring corporation as ceasing to exist as of the date of the transaction, and the consolidated group of the acquired corporation as continuing, with the acquiring corporation becoming the new parent of the continuing (acquired) consolidated group.74 Further, the taxable year of the acquiring corporation, as well as each corporation which was a member of its consolidated group immediately before the transaction, shall end as of the date of the acquisition.75 Thereafter, the acquiring corporation and all members of its consolidated group shall adopt the taxable year of the acquired corporation.76

In the present case, although in legal form BMHC will merge with and into SBSH, the BMHC shareholders are expected to, immediately after the merger, own SBSH Common Stock representing more than fifty (50) percent of the total value of the outstanding shares of SBSH. Thus, the Merger will implicate the reverse acquisition provisions. As such, the BMHC consolidated group will be treated as continuing, while the SBSH consolidated group will cease to exist as of the date of the Merger. The taxable year of SBSH and the members of its consolidated group as of the date of the transaction should end as of such date, and SBSH should become the new parent of the continuing BMHC consolidated group.

d.	Carryover of Attributes

In the case of an acquisition of assets of a corporation by another corporation in a transfer to which section 361 applies and which is described in, among other provisions, section 368(a)(1)(A), the acquiring corporation (i.e., SBSH) generally succeeds to and takes into account certain tax attributes of the acquired corporation (i.e., BMHC) as of the close of the day of distribution or transfer.77 As discussed above, the Merger should qualify as a reorganization described in section 368(a)(1)(A) to which section 361 applies. As such, section 381 should apply to the Merger.

[73]	Treas. Reg. § 1.1503-75(d)(3)(i).
[74]	Id.
[75]	Treas. Reg. § 1.1503-75(d)(3)(v)(a).
[76]	Id.
[77]	Section 381(a).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

The tax items which are succeeded to by an acquiring corporation under section 381 include net operating loss (“NOL”) carryovers,78 earnings and profits,79 capital loss carryovers,80 certain methods of accounting,81 depreciation and amortization methods,82 and several other items.83 Several restrictions apply to the carryover of these attributes. For example, section 381 provides that the tax year of the acquired corporation ends on the date of the transfer,84 and that the acquiring corporation is not entitled to carry back a NOL or net capital loss for a taxable year ending after the date of the transfer to any taxable year of the acquired corporation.85 Other rules under section 381 govern the future use of NOL and capital loss carryovers of the acquired corporation,86 as well as the treatment of deficits in earnings and profits.87 Sections 382, 383, and 384, as well as the separate return limitation year (“SRLY”) provisions may also impose limitations on the use of certain attributes of the acquired and acquiring corporations and its subsidiaries, including net operating losses, following a merger.88

Additionally, in the case of a transaction which is subject to the reverse acquisition provisions discussed above, additional rules apply which modify the application of the provisions discussed above. Specifically, in the case of a reverse acquisition, all taxable years of the acquiring corporation (i.e. SBSH) which end on or before the date of the acquisition are treated as taxable years of an “acquired corporation” for purposes of applying section 381.89 Conversely, all taxable years of the acquired (i.e. BMHC) corporation ending on or before the date of the acquisition will be treated as taxable years of an “acquiring corporation.”90 The reverse acquisition provisions similarly reverse the status of the “acquired” and “acquiring” corporations for purposes of the application of the limitations under sections 382, 383, and 384, as well as the consolidated return SRLY limitations.91

[78]	Section 381(c)(1).
[79]	Section 381(c)(2).
[80]	Section 381(c)(3).
[81]	See section 381(c)(4)-(5) (providing for carryover of general method of accounting and method of accounting for inventory).
[82]	See section 381(c)(6), (9) (providing for carryover of method of computing depreciation and amortization allowances).
[83]	Other items governed by section 381 include tax items or methods related to installment obligations, treatment of mining development and exploration expenses, contributions to retirement plans, recovery of tax benefit items, involuntary conversions under section 1033, dividend carryovers to personal holding companies, certain other deductible obligations of the transferor, deficiency dividends of a personal holding company, calculation of depletion related to ore or minerals from the waste of prior mining, excess charitable contributions, successor insurance company attributes, deficiency dividends of regulated investment companies or real estate investment trusts, credits under section 38 and 53, and certain items related to enterprise zone provisions.
[84]	Section 381(b)(1).
[85]	Section 381(b)(2).
[86]	Section 381(c)(1)(A)-(C), (3)(A)-(C).
[87]	Section 381(c)(2)(A)-(B).
[88]	See Treas. Reg. § 1.1502 -21.
[89]	Treas. Reg. § 1.1502-75(d)(3)(v)(b)(1).
[90]	Treas. Reg. § 1.1502-75(d)(3)(v)(b)(2).
[91]	Treas. Reg. § 1.1502-1(f)(3).

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

As discussed above, the Merger will constitute a reverse acquisition under Treas. Reg. section 1.1503-75(d)(3)(i). As such, for purposes of determining the carryover of tax attributes under section 381 and the limitations on such attributes under such sections 381, 382, 383, and 384, as well as under the consolidated return SRLY provisions, BMHC will be treated as the “acquiring corporation” and SBSH will be treated as the “acquired corporation.”

3.	Consequences to Shareholders

a.	Recognition of Gain or Loss

Generally, no gain or loss is recognized by a shareholder on the exchange of stock or securities in a corporation in pursuance of the plan of reorganization solely in exchange for stock or securities of another corporation where each corporation is a party to the reorganization.92 To the extent that consideration other than stock or securities is received, gain will be recognized on the exchange of shares to the extent of the other consideration received.93 To the extent that cash is received as payment in lieu of the issuance of fractional shares, is not separately bargained for consideration, and merely represents a mechanical “rounding off” of the fractions, the receipt of such cash is treated as occurring immediately after and separate from the reorganization in a transaction to which section 302 applies.94 As such, the receipt of cash is treated as a distribution in full payment in exchange for the fractional interest under section 302(a), provided the redemption is not essentially equivalent to a dividend.95 Further, to the extent that a shareholder receives solely cash as consideration (such as due to the exercise of dissenter’s rights), sections 354 and 356 should not apply to the exchange.96 As such, such a shareholder should be treated as receiving cash in exchange for their shares in a taxable exchange, and recognize gain or loss accordingly.97

In the present case, no gain or loss should be recognized by a BMHC shareholder as a result of the Merger to the extent that BMHC Common Stock is exchanged solely for SBSH Common Stock. To the extent that a shareholder receives cash payments in lieu of fractional shares, such cash payments should be treated as a redemption to which section 302(a) applies, and, provided the redemption is not essentially equivalent to a dividend, gain or loss should be recognized on the exchange of such fractional shares. Finally, to the extent that a shareholder receives solely cash other property as a result of the exercise of dissenter’s rights in exchange for BMHC Common Stock, such shareholder should be treated as disposing of such BMHC Common Stock in a taxable exchange, and should recognize gain or loss accordingly.

[92]	Section 354(a)(1).
[93]	Section 356(a).
[94]	Rev. Rul. 66-365, 1966-2 C.B. 116.
[95]	Section 302(a); Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B. 574.
[96]	See section 354(a)(1), 356(a)(1).
[97]	Section 1001.

Mr. Michael Kestner

Building Materials Holding Corporation

October 27, 2015

b.	Basis and Holding Period

Where stock is exchanged in an transaction in which gain or loss is not recognized under section 354 or 356, the basis that the exchanging shareholder takes in the property received is equal to the basis in the property exchanged, decreased by the fair market value of other property or money received by the taxpayer, as well as the amount of loss recognized by the taxpayer in the exchange, and increased by any amount of gain recognized by the taxpayer on the exchange or any amount which was treated as a dividend as a result of the exchange.98 In addition, to the extent that a taxpayer acquires property and takes a basis in such property equal to the basis of the taxpayer in the property which was exchanged, the taxpayer’s holding period with respect to such property will include its holding period in the property exchanged.99

To the extent that sections 354 and 356 apply to a BMHC shareholder’s exchange of BMHC Common Stock for SBSH Common Stock, such shareholder should take a basis in the SBSH Common Stock received equal to the basis in the BMHC Common Stock surrendered immediately prior to the Merger. In addition, the holding period in the SBSH Common Stock received by a BMHC shareholder should include the holding period of such shareholders in their BMHC Common Stock exchanged.

Very truly yours,

KPMG LLP

/s/ KPMG LLP

[98]	Section 358(a)(1).
[99]	Section 1223(1).